VIA EDGAR	767 Fifth Avenue New York, NY 10153-0119 +1 212 310 8000 tel +1 212 310 8007 fax
Michael J. Aiello Michael.Aiello@weil.com +1 212 310 8552

October 19, 2018

Amanda Ravitz

Assistant Director

Office of Manufacturing and Construction

United States Securities and Exchange Commission

100 F Street, NE

Washington, D.C. 20549-7010

Re:	Dow Holdings Inc.

Form 10-12B

Filed September 7, 2018

File No. 001-38646

Dear Ms. Ravitz:

On behalf of Dow Holdings Inc. (“Dow” or the “Company”), please find below responses to the comments of the staff of the U.S. Securities and Exchange Commission (the “Staff”) contained in the Staff’s letter dated October 5, 2018 (the “Comment Letter”) with regard to the Registration Statement on Form 10-12B (File No. 001-38646) filed by the Company on September 7, 2018 (together with the exhibits filed therewith, including the information statement filed as Exhibit 99.1 thereto, the “Form 10”). In addition, the Company is filing concurrently with this letter an amendment to the Form 10 (“Amendment No. 1”), which includes revisions made to the Form 10 in response to the Staff’s comments as well as additional changes required to update the disclosure contained in the Form 10. To facilitate the Staff’s review, we are also delivering a hard copy of this letter together with five copies of Amendment No. 1 that have been marked to indicate the changes made to the Form 10.

For the convenience of the Staff’s review, each of the headings and numbered paragraphs below corresponds to the headings and numbered comments in the Comment Letter. All references to page numbers and captions correspond to the page numbers and corresponding captions in the information statement included as Exhibit 99.1 to Amendment No. 1. Terms used and not defined herein have the meanings given to such terms in Amendment No. 1.

October 19, 2018 Page 2

Form 10-12B filed September 7, 2018

General

1.

We note that you have filed Form 10 to effect the spin-off transaction of DowDuPont Inc.’s material science business. Staff Legal Bulletin No. 4 states that with regard to a spin-off transaction involving a non-reporting subsidiary, “the parent provides adequate information if, by the date it spins-off the securities... it gives its shareholders an information statement that describes the spin-off and the subsidiary and that substantially complies with Regulation 14A or Regulation 14C under the Exchange Act; and the subsidiary registers the spun-off securities under the Exchange Act.” Please provide us with a detailed legal analysis explaining how this requirement was satisfied.

The Company respectfully acknowledges the Staff’s comment. On behalf of the Company, we advise the Staff that DowDuPont intends to mail the information statement included as Exhibit 99.1 to the Form 10 to its stockholders promptly after the Form 10 is declared effective under the Exchange Act. Please note the letter addressed to DowDuPont stockholders, included as the first page of Exhibit 99.1, states that the information statement “is being mailed to all DowDuPont stockholders who held shares of DowDuPont common stock as of the record date for the distribution” and encourages DowDuPont stockholders to “carefully read the enclosed information statement.” In addition, in response to the Staff’s comment, the Company has added additional references in the lead-in to the Form 10 and to the letter to DowDuPont stockholders to reflect the fact that the information statement will be delivered to DowDuPont stockholders. The information statement, when so mailed, will substantially comply with the applicable information requirements of Regulation 14A or Regulation 14C under the Exchange Act.

Exhibit 99.1

Information Statement Summary, page 6

2.

We note you present pro forma operating EBIT and pro forma operating EBITDA on pages 1 and 65 without presenting the most directly comparable GAAP measure. The current presentations give greater prominence to non-GAAP financial measures and appear to be inconsistent with Question 102.10 of the updated Compliance and Disclosure Interpretations related to Non-GAAP Financial Measures issued on May 17, 2016. To the extent you present non-GAAP financial measures, please also present the most directly comparable GAAP measure, pro forma net income (loss), and provide a cross-reference to related reconciliations.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that in Amendment No. 1 and future amended filings of the Form 10, GAAP measures will be given equal or greater prominence to any non-GAAP financial measures that are presented.

In addition, in response to the Staff’s comment, the disclosure has been revised on pages 6–7, 67 and 92 of Amendment No. 1 to present pro forma net income (loss) alongside the references to pro forma operating EBIT and/or pro forma operating EBITDA as well as to refer the reader to the section entitled “Supplemental Pro Forma Segment Results” for a reconciliation of non-GAAP measures used in the filing to the most directly comparable GAAP measure.

October 19, 2018 Page 3

3.

Please revise to ensure that the information you include in your summary is balanced. To the extent that you cite competitive strengths in your summary, please review each one and revise as necessary to provide balanced information. By way of example and not limitation, the substantial indebtedness to be incurred in connection with the spin-off and the benefits associated with DowDuPont’s size, brand, reputation, and purchasing power that will be lost following the spin-off should be featured prominently.

In response to the Staff’s comment, the disclosures within the “Information Statement Summary” under the heading “Dow’s Competitive Strengths” and the heading “Risks Associated with Dow’s Business” have been revised to provide a more balanced description of the competitive strengths and the risks associated with Dow’s business and the separation. The section titled “Risks Associated with Dow’s Business” has also been moved earlier in the summary and is now immediately following the section titled “Dow’s Competitive Strengths” in order to provide greater prominence to this discussion and provide balance immediately following the discussion of Dow’s competitive strengths. Please refer to pages 9 through 10 of Amendment No. 1.

Unaudited Pro Forma Combined Financial Information, page 55

4.

Please disclose the specific nature of the costs previously assigned to Dow AgCo and Dow SpecCo that did not meet the definition of discontinued operations in accordance with ASC 205-20 and more fully explain how and why you expect to significantly reduce these costs in the future.

The Company respectfully acknowledges the Staff’s comment, and advises the Staff that the costs previously assigned to Dow AgCo and Dow SpecCo that did not meet the definition of discontinued operations in accordance with ASC 205-20 primarily consist of leveraged services provided through service centers and other corporate overhead costs that, in each case, will not continue to be utilized by Dow AgCo and Dow SpecCo following the separation and distribution. The following functions account for the most significant amount of these costs: (a) Information Technology (“I/T”), (b) Finance, (c) Manufacturing, (d) Research & Development, (e) Sales & Marketing, (f) Supply Chain, (g) Human Resources, (h) Sourcing & Logistics, (i) Legal, and (j) Communications/Public Affairs/Government Affairs.

Currently, these functions provide leveraged services that are staffed and organized to provide cost effective and efficient support services for Historical Dow. The costs are pooled and then allocated based on a product conversion ratio. As these costs are an allocation and not clearly identifiable to Dow AgCo or Dow SpecCo, they did not meet the definition of discontinued operations in accordance with ASC 205-20.

Following the separation and distribution, including the distribution of Dow AgCo and Dow SpecCo as part of the Internal Reorganization and Business Realignment, these services will no longer be procured from, or provided to, Dow AgCo or Dow SpecCo on a long-term basis. As a result, in connection with the separation and distribution, the Historical Dow management team has been working with each function to identify and track initiatives and to remove or mitigate such costs. It is expected that a significant portion of the costs may be eliminated due to headcount and employment reorganization activities, and reductions following the separation. Additional cost reductions are anticipated to be achieved through reduced I/T costs, lower professional fees and contractor services, corporate facilities and office space reductions, and the

October 19, 2018 Page 4

right-sizing of other corporate activities. Although Historical Dow management continues to work to identify further actions to remove the remaining costs from its cost structure, Historical Dow management anticipates that currently identified initiatives and mitigation activities will permit the elimination of more than half of these stranded costs.

In addition, in response to the Staff’s comment, the disclosure has been revised on pages 57 and 90 of Amendment No. 1 to provide additional detail regarding the nature of the costs that were not classified as discontinued operations as well as Dow’s expectations for reducing a significant portion of these costs.

5.

In prior correspondence you indicated that historical financial statements of ECP would not be required under Rule 3-05 of Regulation S-X based on the level of ECP’s significance. Please tell us how you determined ECP’s significance. To the extent you determined significance without adjusting Dow’s historical financial statements for the pending disposals that will be presented as discontinued operations, please explain how and why you believe your determination is appropriate.

The Company respectfully acknowledges the Staff’s comment.

The Company respectfully advises the Staff that it determined historical financial statements of ECP would not be required under Rule 3-05 of Regulation S-X based on the level of ECP’s significance as of December 31, 2017.

The significance of ECP was determined based on the significant subsidiary definition outlined in Rule 2-10 of Regulation S-X (210.1-02(w)). The Company performed the significance test using three measures: (a) Income from continuing operations before income taxes, (b) Total assets, and (c) Investment. The predecessor for the purpose of the Form 10 is Historical Dow. As such, the significance of ECP was first measured against the financial statements of Historical Dow. Using Historical Dow’s financial information in the denominator, the results of the significance test were as follows:

Income Test:	4.8 percent
Asset Test:	8.0 percent
Investment Test:	7.7 percent

In addition, the Company further evaluated the significance of ECP using the financial statements of Historical Dow adjusted for the pending disposals that will be presented as discontinued operations. The results of such analysis were as follows:

Income Test:	7.9 percent
Asset Test:	10.7 percent
Investment Test:	10.3 percent

Because income from continuing operations before income taxes for the year ended December 31, 2017 was more than ten percent lower than the average of the five prior years in both of the above scenarios, the five-year average rule was applied for both sets of tests discussed above.

October 19, 2018 Page 5

Based on these results, the ECP probable acquisition is less than 50 percent significant and therefore such financial statements are not required in the Form 10. In addition, the acquisition of ECP is expected to be less than 20 percent significant when consummated and therefore such financial statements would not be required to be disclosed by Dow in a Current Report on Form 8-K following the separation and distribution.

Adjustments to Pro Forma Statements of Income, page 60

6.

In regard to Adjustment A, please expand your footnote to quantify and clarify the specific costs being eliminated and explain how you determined these costs are directly attributable to the transactions being reflected in the pro forma financial statements.

In response to the Staff’s comment, the disclosure contained in Adjustment A to Note 3 has been expanded to include the explanation and quantify the associated costs. Please refer to page 61 of Amendment No. 1.

7.

In regard to Adjustment A, please expand your footnote to quantify the costs associated with change in control provisions and severance for certain employee agreements and explain how you determined these costs are directly attributable to the transactions being reflected in the pro forma financial statements.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the change-in-control related costs all arose in connection with or as a result of the Merger and are therefore directly attributable to the transactions being reflected in the pro forma financial statements.

In addition, in response to the Staff’s comment, Adjustment A of Note 3 has been expanded to include this explanation and to quantify the associated costs. Please refer to page 61 of Amendment No. 1.

8.	In regard to Adjustment E, please clarify the specific nature of the other income and expense related to the Dow Divested Assets.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the other income and expense of $227 million represents the amount of the pre-tax gain on the divestiture of the EAA business. In response to the Staff’s comment, the Company has revised footnote Adjustment C to Note 3 on page 62 of Amendment No. 1 to clarify the nature of the income. In addition, to provide greater clarity to the presentation of the notes and related adjustments, the references within Note 3 have been reordered.

9.

Due to the acquisition of ECP during 2017, please explain why no pro forma adjustments to record additional depreciation and amortization related to the step-up in basis of property and intangible assets are required for the year ended December 31, 2017.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the pro forma income statement for the year ended December 31, 2017 in the Form 10 included pro forma adjustments to record additional depreciation and amortization for the period from January 1, 2017 through August 31, 2017 related to the step-up in basis of property and intangible assets under the column “Receipt of ECP.” This column included depreciation of $43 million (“Cost of sales” – $42 million; “Research and development expenses” – $1 million) and amortization of intangibles of $64 million related to the step-up in basis for the period January 1, 2017 through August 31, 2017. The Company also notes that the financial information for ECP for the period from September 1, 2017 through December 31, 2017 already includes the step-up in basis and so no adjustment is required for this period.

October 19, 2018 Page 6

In response to the Staff’s comment and to provide greater clarity, the Company has revised the pro forma income statement to move these adjustments from the “Receipt of ECP” column to the “Pro Forma Adj.” column, and has added a corresponding Adjustment E to Note 3. Please refer to page 60 of Amendment No. 1 for the revised pro forma income statement and to page 62 of Amendment No. 1 for the new disclosure under Adjustment E.

Notes to the Unaudited Pro Forma Combined Financial Statements

General, page 60

10.

To the extent that you present multiple items in a single pro forma adjustment, please revise your footnotes to the pro forma combined statements of income to reconcile each of the components comprising the adjustment to the adjustment reflected in the pro forma financial statement.

The Company respectfully acknowledges the Staff’s comment. In response to the Staff’s comment, the Company has added a tabular summary at the end of Note 3 to the unaudited pro forma combined financial statements that identifies (for each line of the pro forma income statements) the amount of the adjustment made for each component identified in the “Pro Forma Adj.” column. The table also reconciles the adjustments to the net amount appearing in the “Pro Forma Adj.” column. Please refer to page 63 of Amendment No. 1.

The Business, page 65

11.	Please include disclosure regarding the sources and availability of raw materials required by your business. Please see Item 101(c)(iii) of Regulation S-K.

In response to the Staff’s comment, the disclosure has been revised on page 80 of Amendment No. 1.

Legal Proceedings, page 84

12.	Please tell us why you believe a roll-forward of claims data associated with the breast implant liability is not required.

The Company acknowledges the Staff’s comment and respectfully refers the Staff to the June 5, 2017, response letter filed by The Dow Chemical Company in response to the Staff’s May 24, 2017 comment letter. Relevant portions of that response letter are summarized below:

Dow Silicones breast implant and other implant product liability claims are administered by an independent claims office, established by the bankruptcy court-approved Joint Plan of Reorganization (the “Plan”), known as the Settlement Facility. Pursuant to the Settlement Facility

October 19, 2018 Page 7

Agreement which is part of a court-approved Plan, the claim information generated and prepared by the Settlement Facility is not and cannot be disclosed in a public filing because of a confidentiality provision in the Plan. These confidentiality restrictions include data regarding claim filing levels of the type that is suggested Dow disclose. Because of these restrictions, Dow Silicones does not receive individual claim status or settlement data; the Settlement Facility provides Dow Silicones only with aggregate claim and settlement information. With this in mind, the Company respectfully requests that this information not be provided in publicly available materials, including the public financial filings made with the SEC for The Dow Chemical Company and Dow Holdings Inc., as the liability is not material.

Additionally, the claim data reported by the Settlement Facility is not directly correlated to the estimated liability in several respects. A portion of the current accrual is for projected future administrative expenses, which are not directly correlated to claim filings or resolution values. Other portions of the accrual not calculated based on claim filings or resolution values include stale checks, litigation facility payments and investment income. The liability recorded by Dow Silicones is also based primarily on the level of projected future claim filings and resolution values for the remaining three years left in the Plan, including a projected spike in claim filing activity in the last year of the 15-year claim filing period established by the Plan. The final claim filing deadline is June 2019. Providing a roll-forward of historical claim activity without providing information on the basis of the future claim projections and other assumptions would not be meaningful. In addition, the projection of a claim filing surge near the filing deadline makes historical filing activity not predictive of future filing activity. Finally, for implant-related claims under the Plan, there are many sub-categories of claims, with varied and complex processing, documentation and valuation rules. For some of the claimant classes, the Plan establishes complex rules regarding whether claimants who have obtained payments for one type or degree of claim may later seek additional payments.

Supplemental Pro Forma Segment Results, page 88

13.

We note that you intend to have six business units that will be included in three operating segments. Please more fully explain to us how you determined that the six business units are not operating segments or how you determined it is appropriate to aggregate the six business units into three segments. In this regard, it appears to us that the Coatings & Performance Monomers and Consumer Solutions business units were in separate reportable segments in the Historical Dow Chemical financial statements prior to the merger. To the extent operating segments will be aggregated, please explain how you meet the criteria under ASC 280-10-50-11.

The Company respectfully acknowledges the Staff’s comment. Prior to the Merger, Historical Dow had five operating segments: Agricultural Sciences, Consumer Solutions, Infrastructure Solutions, Performance Materials & Chemicals and Performance Plastics. Post-Merger, DowDuPont defined the following operating segments, all of which include components of Historical Dow’s former operating segment structure: Agriculture, Performance Materials & Coatings, Industrial Intermediates & Infrastructure, Packaging & Specialty Plastics, Electronics & Imaging, Nutrition & Biosciences, Transportation & Advanced Polymers and Safety & Construction.

October 19, 2018 Page 8

After the separation and distribution, Dow will have the following operating segments, which are consistent with the operating segments used today for DowDuPont and which form DowDuPont’s materials science business division: Performance Materials & Coatings, Industrial Intermediates & Infrastructure, and Packaging & Specialty Plastics. These operating segments reflect the level at which discrete financial information is reviewed by the DowDuPont Chief Operating Decision Maker (the “CODM”) and is expected to be reviewed by the Dow CODM after the separation and distribution. Currently, on a monthly basis, or more frequently as needed, the DowDuPont CODM meets with the CFO and the Chief Operating Officers (“COO”) of each business division (collectively, the “operating team”) to provide an update on operating performance against key metrics (segment sales, segment pro forma sales, segment operating EBITDA and segment pro forma operating EBITDA), which is used to evaluate DowDuPont and its operating segments’ performance. These metrics are used and reviewed consistently across all operating segments. A similar format is expected to continue after the separation and distribution at which time Dow’s CODM is expected to be an Executive Committee which will include Dow’s Chief Executive Officer (“CEO”), Dow’s President & Chief Financial Officer (“CFO”), and Dow’s General Counsel and Corporate Secretary. Jim Fitterling, CEO of Dow and current COO of the materials science business division, is also expected to continue in his capacity as the segment manager of each of Dow’s three operating segments.

The current segments for DowDuPont, and the proposed segments for Dow, were determined based on the identification of the level at which profit objectives and strategic plans are set and presented to the CODM. This is the level at which operating decisions are made and assessment of performance occurs. In addition, the operating segments represent the level at which the CODM allocates resources, including research and development budgets and capital expenditure authorizations. Segment management has and will continue to have discretion on the allocation of these resources to the business groups that exist below the respective operating segment. This structure is akin to a management approach. The operating segments reflect the way the business activity is managed based on both DowDuPont’s current and Dow’s post-separation and distribution organizational structure. The following speech given by Dan Murdock, Deputy Chief Accountant at the SEC at the AICPA conference on December 8, 2014, was considered when establishing the DowDuPont and Dow post-separation and distribution operating segments.

“ASC 280 employs a management approach to the identification of operating segments, which means it is based on the way that management organizes the segments within the entity for the purpose of making operating decisions and assessing performance. Consequently, segments will often be evident from the structure of an entity’s internal organization. Some of you may interpret this to mean that simply looking at the entity’s organizational chart will be sufficient. While this may be a good data point, let me caution you that the organizational chart is simply a data point – the underlying principle requires consideration of the nature and extent of information that is reported to the CODM by each of the positions you identify on that chart.”

Although the Coatings & Performance Monomers and Consumer Solutions businesses were in different segments of Historical Dow pre-Merger, their alignment was consistent with Historical Dow’s pre-Merger management structure (i.e., each segment had a segment manager that that was accountable for the segment results and reviewed segment performance with the CODM). Post-Merger, the business groups that made up Historical Dow were split up among the three business divisions of DowDuPont—Agriculture, Materials Science and Specialty Products. The business groups that remained with the materials science business division were aligned to an operating segment, as noted below:

October 19, 2018 Page 9

Business	DowDuPont Segment	Approach
Coatings & Performance Monomers	Performance Materials & Coatings	Technology platform (i.e., acrylics, cellulosics, silicones)
Consumer Solutions	Performance Materials & Coatings	Technology platform (i.e., acrylics, cellulosics, silicones)
Industrial Solutions	Industrial Intermediates & Infrastructure	Ethylene oxide and propylene oxide derivatives
Polyurethanes & CAV	Industrial Intermediates & Infrastructure	Ethylene oxide and propylene oxide derivatives
Packaging and Specialty Plastics	Packaging & Specialty Plastics	Ethylene-to-polyethylene chain integration
Hydrocarbons & Energy	Packaging & Specialty Plastics	Ethylene-to-polyethylene chain integration

With respect to ASC 280-10-50-11, Dow does not consider the above business groups to represent individual operating segments. DowDuPont’s and Dow’s operating segments have been defined based on the criteria outlined in ASC 280-10-50-1 – each operating segment engages in business activities that generate revenues and incur expenses, each operating segment’s results are regularly reviewed by the CODM and used to assess performance and allocate resources, and discrete financial information is available for each operating segment. In addition, a segment manager is responsible for and held accountable for the results of each operating segment. Accordingly, Dow has concluded there was no aggregation of operating segments in the segment structure defined for Dow.

14.	Please reconcile your tabular presentations of Adjusted Significant Items disclosed here with related amounts disclosed and discussed in MD&A.

The Company respectfully acknowledges the Staff’s comment and advises the Staff that the Company does not believe that the information contained within the “Adjusted Significant Items” is material to DowDuPont stockholders nor would the provision of a reconciliation provide material additional information to DowDuPont stockholders.

Exclusive Forum

15.	Please revise your risk factors section to discuss the risks related to your intended exclusive forum clause.

In response to the Staff’s comment, the disclosure has been revised on page 43 of Amendment No. 1.

October 19, 2018 Page 10

Exhibits 99.2 and 99.3

Historical Financial Statements, page F-1

16.

We note that Dow Chemical is now a wholly-owned subsidiary of DowDuPont. Please explain how you determined that no additional costs are required to be allocated to the historical financial statements of Dow Chemical based on the provisions of SAB Topic 1:B.

The Company respectfully acknowledges the Staff’s comment. As disclosed in the Form 10, in connection with the signing of the merger agreement and completion of the Merger, DowDuPont announced its intention to pursue, subject to the receipt of approval of the DowDuPont Board of Directors, the separation of the combined company’s agriculture, materials science and specialty products businesses into three independent, publicly traded companies through one or more tax-efficient transactions (the “Intended Business Separations”).

Because of the Intended Business Separations, DowDuPont, Historical Dow and Historical DuPont have structured their activities such that only limited financial activity has been transacted by DowDuPont, and the operating expenses of DowDuPont are shared between Historical Dow and Historical DuPont. In addition, all DowDuPont officers remain employees of either Historical Dow or Historical DuPont. Any required financial activity by DowDuPont, such as dividend payments, stock buy-backs and immaterial governance expenses (e.g., SEC filing fees) are jointly funded by Historical Dow and Historical DuPont. As a result of this structure, there are no additional costs to be allocated from DowDuPont to Historical Dow and Historical DuPont, as its subsidiaries, or their respective financial statements.

17.

Refer to Note 13. We note you recorded a goodwill impairment charge for the Coatings & Performance Monomers reporting unit of $1,491 million in the fourth quarter of 2017. Please more fully disclose and discuss the specific facts and circumstances that resulted in the impairment, including the differences between the significant assumptions and estimates you used to determine the estimated fair value of this reporting unit in your 2017 and 2016 annual reviews. Tell us if you performed any interim impairment tests between your 2016 and 2017 annual impairment tests and explain why or why not.

The Company respectfully acknowledges the Staff’s comment and provides the following response to the Staff.

2016 Review

During the fourth quarter of 2016, Historical Dow conducted quantitative impairment testing for its Dow Coating Materials and Performance Monomers reporting units, including sensitivity analyses, as disclosed in Historical Dow’s Annual Report on Form 10-K for the year ended December 31, 2016. Following testing in the fourth quarter of 2016 through the completion of the Merger, Historical Dow continued to monitor the performance of its Dow Coating Materials and Performance Monomers reporting units. The monitoring activities included:

•	Comparing actual results against the long-term financial plans for the reporting units; and

October 19, 2018 Page 11

•

Evaluating industry and company-specific circumstances, such as customer consolidation, changes in demand growth in certain end-markets, fluctuations in sales growth in emerging geographies and results of new product launches.

Historical Dow’s interim monitoring activities did not indicate that the fair values of the Dow Coating Materials and Performance Monomers reporting units had more likely than not been reduced below their respective carrying values.

Reporting Unit Consolidation and Change in Circumstances

Effective with the completion of the Merger on August 31, 2017, Historical Dow combined its Dow Coating Materials and Performance Monomers reporting units into a single reporting unit—Coatings & Performance Monomers. No impairment indicators were identified as a result of this change. Moreover, Historical Dow’s monitoring activities had not indicated that the fair value of the Coatings & Performance Monomers reporting unit had more likely than not been reduced below its carrying value and therefore an interim impairment test was not performed. Historical Dow did, however, observe continued weakening in certain markets, the appearance of further commoditization of certain products, and the potential for expanded captive use of certain products. Historical Dow’s evaluation of this information resulted in a determination that the “reasonably possible” threshold for disclosing a potential change in estimate in the near term had been met. As a result, Historical Dow disclosed in its Quarterly Report on Form 10-Q for the quarter ended September 30, 2017 that, if the Coatings & Performance Monomers reporting unit did not achieve its expected financial performance, then it was reasonably possible that a goodwill impairment may result. Historical Dow also disclosed that impairment testing would be completed in the fourth quarter of 2017. This disclosure was reflected in Note 10 to the Consolidated Financial Statements, as well as in the segment results discussion for the Performance Materials & Coatings reportable segment and the Critical Accounting Policies section of Management’s Discussion and Analysis of Financial Condition and Results of Operations.

Differences Between 2016 & 2017 Assumptions

Discounted cash flow methodologies were used in the 2016 and 2017 annual impairment tests. As compared with the 2016 annual impairment test performed for Historical Dow’s Coating Materials and Performance Monomers reporting units, the 2017 annual impairment test for the Coatings & Performance Monomers reporting unit reflected a reduction in projected revenue growth rates, primarily driven by modified sales volume and pricing assumptions, revised estimates of future growth rates, and lower profitability assumptions. These changes were an outcome of inconsistent results achieved by the reporting unit in comparison to expected financial performance targets, primarily driven by increasing market commoditization in coatings markets, increased competition and customer consolidation in end markets.

18.

Refer to Note 25. Based on the planned transactions, it is not clear to us how you determined you operate in one segment. It appears to us it would be meaningful to shareholders to provide segment disclosures based on product groups.

The Company respectfully acknowledges the Staff’s comment.

October 19, 2018 Page 12

Prior to the closing of the Merger, Historical Dow evaluated its post-Merger segment structure in accordance with ASC 280. Please find below an overview of the analysis undertaken by Historical Dow in connection with the determination that Historical Dow operates in one segment as a wholly owned subsidiary of DowDuPont.

The starting point of Historical Dow’s analysis was the anticipated governance structure of DowDuPont, which became the parent company of Historical Dow upon completion of the Merger. Among the governance factors considered by Historical Dow, were the following components of the post-Merger governance structure:

•

Executive Officers: Andrew N. Liveris, the Chairman and CEO of Historical Dow, became Executive Chairman; Edward D. Breen, the Chair and CEO of Historical DuPont became DowDuPont’s CEO; and Howard Ungerleider, the CFO of Historical Dow, became DowDuPont’s CFO. Messrs. Liveris and Breen both reported to the DowDuPont board of directors.

•	Board of Directors: The DowDuPont Board of Directors was to consist of 16 directors, comprised of eight Historical Dow directors and eight Historical DuPont directors.

•

Advisory Committees: The DowDuPont board of directors established three Advisory Committees to oversee the combined company’s three business divisions (agriculture; materials science; and specialty products). The Agriculture Advisory Committee was to be comprised of Mr. Breen (Chair), Mr. Liveris and former members of the Historical DuPont Board of Directors. The Specialty Products Advisory Committee was to be comprised of Mr. Breen (Chair), Mr. Liveris and certain additional directors that were to be jointly selected by Messrs. Breen and Liveris. The Materials Science Advisory Committee was to be comprised of Mr. Liveris (Chair), Mr. Breen and former members of the Historical Dow Board of Directors.

Historical Dow further considered the anticipated reporting and operational structure of DowDuPont, including:

•

Business Division Heads: Each of DowDuPont’s three business divisions would be led by a COO who would report to the Advisory Committee for his respective business as well as to the CODM. Prior to the completion of the Intended Business Separations, each COO would legally remain an employee of their pre-Merger employer (i.e., Historical Dow or Historical DuPont); however, they each had control and functional responsibilities over the entirety of their respective business divisions (i.e., both the Historical Dow and Historical DuPont components of the Agriculture, Materials Science and Specialty Products businesses, respectively).

•

Role of the CODM: The CODM for DowDuPont is defined as a group comprised of the Executive Chairman and the CEO. They are responsible for assessing the performance of each of DowDuPont’s reportable segments and allocating resources among those segments. The CODM reviews discrete financial information prepared at the segment level. In such role, the CODM receives and reviews information for each of DowDuPont’s segments.

October 19, 2018 Page 13

Each of Historical Dow and Historical DuPont also has a CODM. However, in such role, the respective CODM uses and reviews information solely as it relates to the subsidiary in its entirety. For example, Historical Dow’s post-Merger CODM was determined to be its CEO. In such role, the CEO uses and reviews information as it relates to Historical Dow in its entirety. As noted, the Historical Dow CEO is also a part of the CODM of DowDuPont. In such a role, the CEO receives and reviews information for the DowDuPont segments. However, to the extent a segment includes both Historical Dow and Historical DuPont subsidiary results, the CODM of Historical Dow would not receive or review results at the subsidiary level (e.g., the Historical Dow CODM will not receive results for Dow AgroSciences’ separate from receiving those results on a combined basis with Historical DuPont’s Agriculture results as part of the Agriculture segment). Moreover, although some segments are fully aligned with Historical Dow (e.g., Performance Materials & Coatings and Industrial Intermediates & Infrastructure), those segments are not managed at the standalone subsidiary (i.e., Historical Dow or Historical DuPont) level, but rather are managed on a combined basis for DowDuPont.

It is also important to note that the CODM of Historical Dow does not have sole authority for any of the following activities, which primarily relate to the operation of DowDuPont’s three business divisions and for which responsibility resides with the DowDuPont board of directors and/or the applicable Advisory Committee:

○	Hiring / firing of the COOs (i.e., segment management), which is the responsibility of the DowDuPont Board; and

○

Establishing and monitoring annual strategic plans for DowDuPont’s materials science business division (which is the responsibility of the DowDuPont Executive Chairman) or Agriculture and Specialty Products business divisions (which are the responsibility of the DowDuPont CEO).

•

Performance Review and Resource Allocation: Upon completion of the Merger, Historical Dow’s business activities would become components of DowDuPont’s business operations. Moreover, Historical Dow’s business activities, including the assessment of performance and allocation of resources, are reviewed and managed by DowDuPont.

While Historical Dow continues to engage in business activities post-Merger (e.g., business sales and marketing activities, research and development function, manufacturing activities, etc.), the operating results of those activities are not reviewed by the Historical Dow CODM at a level lower than Historical Dow in its entirety. Historical Dow’s operating results, combined with the operating results of the business activities of Historical DuPont, are reviewed by the CODM of DowDuPont in order to make decisions about resources to be allocated to each DowDuPont operating segment and to assess performance of each DowDuPont operating segment. No business results are reviewed for Historical Dow as a standalone subsidiary that are used to make performance and resource decisions for Historical Dow alone.

October 19, 2018 Page 14

Following its consideration of the above factors, in particular that there is no Historical Dow business-specific reporting that would be provided to or reviewed by the Historical Dow CODM, Historical Dow’s management concluded that Historical Dow has one operating segment post-Merger. Moreover, the DowDuPont governance structure was preserved after the retirement of Andrew N. Liveris, with Jeff Fettig, Co-Lead Independent Director for DowDuPont and a former member of the Historical Dow board of directors, being appointed to serve as a non-employee Executive Chairman, effective April 1, 2018. Historical Dow’s analysis and assessment also has not been altered by certain changes in members of the DowDuPont Board and Materials Science Advisory Committee in connection with the discontinuation of service of certain former Historical Dow directors.

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October 19, 2018 Page 15

If you have any questions or would like to discuss any of the responses, please do not hesitate to call Michael Aiello at (212) 310-8552 or Sachin Kohli at (212) 310-8294.

Sincerely,

/s/ Michael J. Aiello
Michael J. Aiello

cc:	Dale Welcome

Staff Accountant

SEC

Annie McConnell

Staff Accountant

SEC

Sergio Chinos

Staff Attorney

SEC

Amy Wilson

General Counsel and Corporate Secretary

Dow Holdings Inc.

Sachin Kohli

Weil, Gotshal & Manges LLP